July 13, 2006

Mail Stop 4561

Charles T. Jensen
President and Chief Executive Officer
NeoMedia Technologies, Inc.
2201 Second Street, Suite 600
Fort Myers, Florida 33901

**Re:     NeoMedia Technologies, Inc.**
**Registration Statement on Form S-3**
**Filed June 21, 2006**
**File No. 333-135175**

**Form 10-KSB for the fiscal year ended December 31, 2005**
**Form 10-Q for the fiscal quarter ended March 31, 2006**
**File No. 0-32262**

Dear Mr. Jensen:

        This is to advise you that we have limited our review of your filings to the matters addressed in the comments below.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1.      In your summary, please briefly describe the significant terms of the Series C Convertible Preferred Stock including a concise description of the conversion terms.  Also, provide a concise description of the terms of the warrants relating to the 98.15 million shares being registered.  Ensure that the body of the prospectus contains materially complete descriptions of each of these classes of securities.

2.      We note that $5 million of the Series C. Convertible Preferred Stock purchase

price is to be funded upon effectiveness of this registration statement. However, we also note that Sections 4.3, 4.4 and 4.6 of your Investment Agreement dated February 17, 2006 states the covenants shall remain in effect so long as the Series C Preferred Shares are outstanding. Please provide an analysis of why each of these covenants does not impact the irrevocably binding nature of the additional $5 million purchase and grant Cornell additional investment discretion. For example, discuss how a decision to not object to a proposed acquisition, entry into additional indebtedness, or issuance of equity securities is not within Cornell's control. See interpretation 3S of the March 1999 supplement to our publicly available telephone interpretations.

Risks Specific to This Offering, page 13

3.      We note your discussion of the $100 million equity line with Cornell Capital Partners in this section. Further, we note that after entering into the Standby Equity Distribution Agreement you sold to Cornell Series C Convertible Preferred Stock, which has a conversion rate that may fluctuate with the market price. We are of the view that a purported equity line arrangement with a purchaser that holds securities that are convertible at a market sensitive rate does not conform with the guidance provided by interpretation 4S of the March 1999 supplement to our publicly available telephone interpretations. Please modify your references to the "$100 million" equity line arrangement in the prospectus as well as periodic reports, so that any reference to the "equity line" is accompanied by text that prominently informs investors that the arrangement is not a viable source of financing for NeoMedia. If you believe that the 2005 Standby Equity Distribution Agreement is a viable source of financing, in the response letter please provide a reasoned explanation of the basis for this belief.

Part II

Exhibits, page II-2

4.      We will review the opinion required by Item 601(b)(5) of Regulation S-B prior to the effectiveness of your filing. Any comments concerning that opinion will be provided when we have the opportunity to review the document.

5.      Please advise why the documents associated with the sale of your Series C Convertible Preferred Stock in February 2006 are not provided with this filing as material contracts. We are aware that they have been previously filed with other documents. Examination of the exhibit list to the Form S-3 should inform investors of the nature and location of these documents. You may elect to incorporate the previously filed exhibits in an appropriate fashion.

Undertakings, page II-6

6.      The undertakings under Item 512 of Regulation S-K relating to Rule 415 offerings have been amended recently.  Please revise your undertakings in conformity with Item 512 of Regulation S-K.

Form 10-KSB for the fiscal year ended December 31, 2005

Front Cover

7.      Your front cover indicates that you have securities registered under Section 12(b) of the Exchange Act.  However, it appears you only have a class of securities registered under Section 12(g) of the Exchange Act.  Please advise.   Further, we note that the "Over-the-Counter Bulletin Board" is not a "national securities exchange" but is an over-the-counter market.

Form 10-Q for the fiscal quarter ended March 31, 2006

Liquidity and Capital Resources, page 48

8.      We note your disclosures surrounding the cash flows from operating, investing, and financing activities.  Tell us how you considered Item 303 of Regulation S-K and Section IV of the "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" (Release 34-48960) regarding your Management's Discussion and Analysis or Plan of Operation disclosures.  In this regard, note that when preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers rather than merely describe items identified on the face of the statement of cash flows.

9.      This section should include a reasonably detailed discussion of your ability or inability to generate sufficient cash to support operations during the twelve-month period following your interim financial statements.  In this regard you should enhance your disclosure to describe your estimated liquidity requirements over the next 12 months including a detailed discussion of the components.  We note that enhanced disclosure similar to the subheading "Going Concern" with additional quantifications may be an advantageous starting point.

10.     Please advise why you have not discussed your expected reliance upon or the ramifications of your financing with Cornell Capital Partners on your liquidity and capital resources.  For example consider revising to discuss:

        •   The impact on operations and ability to engage in future financings as a result of provisions contained in your Cornell Capital financings such as in Section 4 of our Investment Agreement dated February 17, 2006 and

Article 2 of your Security Agreement dated March 30, 2005;

- The possibilities and impact on your liquidity and capital resources if, as it appears, the 2005 Standby Equity Distribution Agreement is not a viable source of funding

- Recent costs associated with your financing. For example, we note in addition to offering costs and discounts and dividends provided in connection with the Series C Convertible Preferred Shares, Cornell held back $2.7 million in commitment and structuring fees and you issued 2 million warrants to Thornhill Capital for financial advisory services.

**\* \* \* \* \***

As appropriate, please amend your filings in response to these comments. With respect to the comments on the periodic reports, your response should be provided as soon as possible and not later than July 28, 2006. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Charles T. Jensen
NeoMedia Technologies, Inc.
July 13, 2006
Page 5


        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rule 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

        If you have any questions, please call Adam Halper at (202) 551-3482.  If you require additional assistance you may contact me at (202) 551-3462 or in my absence Barbara C. Jacobs, Assistant Director at (202) 551-3730.

                                                Sincerely,


                                                Mark P. Shuman
                                                Branch Chief Legal


cc:     Via Facsimile
        Ronald Haligman
        Kirkpatrick & Lockhart LLP
        201 S. Biscayne Blvd. Suite 2000
        Fax: (305) 358-7095